Filed Pursuant to Rule 163

Registration Statement No. 333-185478

Westpac Banking Corporation
2015 Interim Financial Result Snapshot

All data as at 31 March 2015 unless otherwise stated. All amounts are in Australian dollars.

Financial Results	1H15	2H14	1H14	% Mov't 1H15 – 2H14	% Mov't 1H15 – 1H14
Net profit after tax	**$3,609m**	$3,939m	$3,622m	*(8)*	-
Net operating income	**$9,997m**	$10,147m	$9,790m	*(1)*	2
Net interest margin	**2.06%**	2.09%	2.09%	*(3bps)*	*(3bps)*
Expense to income ratio	**44.1%**	42.9%	42.8%	*122bps*	*126bps*
Return on average ordinary equity	**15.1%**	16.7%	15.8%	*(160bps)*	*(72bps)*
Impairment charges to average loans annualised	**11bps**	11bps	12bps	-	*(1bp)*
Total impaired assets to gross loans	**35bps**	40bps	51bps	*(5bps)*	*(16bps)*

Focus on Australia & New Zealand

Revenue by geography at FY14 (%)



85
12
3
Australia
New Zealand
Other

Consistent financial performance

Reported NPAT ($m)



3,287
3,464
3,622
3,939
3,609
1H13
2H13
1H14
2H14
1H15

Australian retail banking and wealth largest contributors to Group NPAT

NPAT by division[1] (%)



37
21
12
17
11
2
Westpac Retail & Business Banking
St.George Banking Group
BT Financial Group
Westpac Institutional Bank
Westpac New Zealand
Westpac Pacific

Balance sheet ($bn)

Total assets	796
Loans	605
Total housing loans Australia	*363*
Deposits and other borrowings	467
Equity	50

Asset quality a highlight

Total impaired assets to gross loans (%)



0.81
0.95
0.92
0.85
0.67
0.40
0.35
FY09
FY10
FY11
FY12
FY13
FY14
1H15

Australian mortgages performing well

90+ days delinquencies (%)



0.8
0.6
0.4
0.2
0.0
0.47
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15

Capital, funding and liquidity ratios (*APRA Basel III basis)	1H15	2H14
Common equity tier 1 capital ratio*	**8.8%**	9.0%
Additional tier 1 capital*	**1.5%**	1.6%
Tier 1 capital ratio*	**10.3%**	10.6%
Tier 2 capital*	**1.8%**	1.7%
Total regulatory capital ratio*	**12.1%**	12.3%
Risk weighted assets*	**$347bn**	$331bn
Stable Funding Ratio[2]	**83%**	83%
Liquidity Coverage Ratio[3]	**114%**	103%

Sound funding profile

Funding composition[4] (%)



60
7
2
15
17
Customer deposits
Equity[5]
Securitisation
Wholesale funding >1yr
Wholesale funding <1yr

Notes. 1 Excludes Group Businesses. 2 Stable Funding Ratio calculated on the basis of customer deposits plus wholesale funding with residual maturity greater than 12 months plus equity plus securitisation, as a proportion of total funding. 3 Liquidity Coverage Ratio (LCR) calculated on a spot basis, including the Committed Liquidity Facility approved by APRA of $66 billion for calendar year 2015. LCR for 2H14 calculated on a pro forma basis as at 30 September 2014. 4 Chart adds to 101% due to rounding. 5 Equity excludes FX translation, Available for Sale Securities and Cash Flow Hedging Reserve.

1 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT

Westpac GROUP

Westpac Banking Corporation
Australia's First Bank

About Westpac

- Westpac is one of the four major banking organisations in Australia and one of the largest banking organisations in New Zealand
- Founded in 1817, Westpac was the first bank established in Australia. Today, Westpac is Australia's 2nd largest bank with a market capitalisation of A$123 billion and total assets of A$796 billion as at 31 March 2015
- Westpac is focused on its core markets of Australia and New Zealand, providing a comprehensive range of financial products and services including consumer, business and institutional banking and wealth management services
- With a strong position in our home markets, and around 13 million customers, Westpac focuses on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships
- A key element of Westpac's approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs
- Westpac has also maintained the strength of its financial position, lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning
- Westpac is currently one of the most efficient banks globally, as measured by a cost to income ratio

Unique portfolio of brands

Westpac · St.George · BankSA · Bank of Melbourne · RAMS · BT · Advance · Ascalon · Asgard

WIB

Westpac NZ

Notes

Credit Ratings

Fitch Ratings	AA- / Stable / F1+
Moody's Investors Service	Aa2 / Stable / P-1
Standard and Poor's	AA- / Stable / A-1+

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Wholesale funding capabilities

Short term markets	• Include Prime floaters, Federal Funds, Extendibles, Step-ups, Range accruals, CDs, CP and Flippers
Term markets	• Senior unsecured, securitisation and covered bond format, as well as subordinated debt • Only Australian major bank to be SEC registered • Westpac also maintains its ability to issue in US 144A format
Issuance currencies	• Include AUD, CAD, CHF, CNH, EUR, GBP, HKD, JPY, NOK, NZD, SGD, TRY and USD

Disclaimer The material contained in this presentation is intended to be general background information on Westpac Banking Corporation ("Westpac") and its activities. The information is supplied in summary form and is therefore not necessarily complete and is qualified in its entirety by Westpac's most recent U.S. full-year and half-year reports available at http://www.sec.gov. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated.

Westpac has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering from time to time of its securities. Before you invest, you should read the prospectus in that registration statement and other documents Westpac has filed with the SEC for more complete information about Westpac and any offering of such securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Westpac will arrange to send you the prospectus if you request it by calling +1 212 551 1800.

Contact us: **Westpac Global Funding** globalfunding@westpac.com.au or +612 8204 2777

2 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT

Westpac GROUP